07021876

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_curran@cos-trust.com

Canadian Oil Sands

RECEIVED

March 13, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Press Release dated February 28, 2007 regarding Canadian Oil Sands announcing tax information for 2006 distributions; and
2. Press Release dated March 13, 2007 regarding Canadian Oil Sands announcing Syncrude to perform maintenance on Coker 8-3.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Enclosures

PROCESSED
MAR 2 0 2007
THOMSON
FINANCIAL

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust provides tax information for 2006 distributions

Calgary, February 28, 2007 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust") today reported the tax information for the total cash distributions declared and paid in 2006 to Unitholders resident in Canada and the United States.

Unitholders are strongly encouraged to consult their tax advisors with respect to their particular circumstances.

Canadian tax information for Unitholders resident in Canada
The following information is based on the Trust's understanding of the *Income Tax Act* (Canada) and regulations thereunder, and is provided for general information only.

No amounts are required to be reported for tax purposes in respect of cash distributions received by a Registered Retirement Savings Plan, Registered Pension Plan, Registered Retirement Income Fund or Deferred Profit Sharing Plan or any other such registered plans ("Deferred Plans"). For cash distributions received by a Canadian resident individual outside of a Deferred Plan, about 97 per cent of the payments are taxable as income. The remaining 3 per cent is a tax-deferred "return of capital", which should be deducted from the adjusted cost base of a holder's units in the Trust.

The following table outlines the breakdown of cash distributions per Unit paid or payable by the Trust with respect to record dates for the year ended December 31, 2006 for Canadian Income Tax purposes.

Record Date	Payment Date	Cdn$ Total Cash Distribution Per Unit	Cdn$ Taxable Amount Per Unit **(96.97905 per cent)**	Cdn$ Tax Deferred Amount Per Unit **(3.02095 per cent)**
Nov. 3, 2006	Nov. 30, 2006	0.30	0.29094	0.00906
Aug. 4, 2006	Aug. 31, 2006	0.30	0.29094	0.00906
May 8, 2006	May 31, 2006	0.30	0.29094	0.00906
Feb. 6, 2006[1]	Feb. 28, 2006	0.20	0.19396	0.00604
Total		**1.10**	**1.06678**	**0.03322**

[1] Adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.

T3 Statement of Trust Income Allocations and Designations forms are expected be mailed to the Trust's Unitholders on or before March 31, 2007 by your financial institution if the Units are held in non-registered or nominee form, or by Computershare if the Units are held in registered form.

Tax information for Unitholders resident in the United States

Canadian Oil Sands believes that the distributions paid in the 2006 calendar year are considered foreign-source dividend income under U.S. federal income tax principles. Providing that applicable holder-level requirements are met, these distributions are "qualified dividends" eligible for taxation at reduced rates under U.S. federal income tax legislation; however, Canadian Oil Sands has not received an IRS letter ruling or tax opinion from its tax advisors on these matters, and the individual taxpayer's situation must be considered before making this determination.

Generally, distributions payable to non-residents of Canada are normally subject to a withholding tax of 25 per cent as prescribed by the *Income Tax Act* (Canada); however, the withholding tax for residents of the United States is prescribed at 15 per cent in accordance with a reciprocal tax treaty between Canada and the United States. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Other jurisdictions may also have reciprocal tax treaties that would reduce the withholding tax rate.

A Canadian NR4 (non-resident) supplemental form detailing the Canadian tax withheld and remitted to the Canadian government will be mailed to the Trust's non-resident Unitholders by your financial institution if the Units are held in non-registered or nominee form, or by Computershare if the Units are held in registered form.

The following table provides the breakdown of the amount of cash distribution, prior to the Canadian withholding tax, paid by Canadian Oil Sands in 2006, and is provided for information purposes only.

Record Date	Payment Date	Cdn$ Distribution Per Unit	Cdn$/US$ Currency Exchange Rate on Payment Date	US$ Equivalent Distribution Per Unit	Per cent of Distribution Taxable	Per cent of Distribution Return of Capital/ Capital Gain
Nov. 3, 2006	Nov. 30, 2006	0.30	1.1415	0.2628	93.08	6.92
Aug. 4, 2006	Aug. 31, 2006	0.30	1.1066	0.2711	93.08	6.92
May 8, 2006	May 31, 2006	0.30	1.1028	0.2720	93.08	6.92
Feb. 6, 2006[1]	Feb. 28, 2006	0.20	1.1380	0.1757	93.08	6.92
Total		**1.10**			**93.08**	**6.92**

It is possible that the U.S. dollar amount was different for non-registered, or beneficial, Unitholders receiving their payment from an intermediary or brokerage firm using different exchange rates.

Tax considerations for DRIP participants
Unitholders also should be aware that participating in the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") does not relieve them of any liability for Canadian income taxes, or if they are a non-resident of Canada, for any Canadian withholding taxes that may be payable on the distribution.

For Canadian Unitholders participating in the Premium Distribution option of the Trust's DRIP, the up to an extra two per cent of the declared distribution they received in 2006 is generally considered to be income for tax purposes. Please note the Premium Distribution option is not available to U.S. residents.

Canadian Oil Sands Trust suspended its DRIP on January 31, 2007.

More information on the income tax consequences of participating in the DRIP is available by requesting a copy of the DRIP, or through the Trust's Web site. Unitholders are advised to consult their own tax advisors as to their particular income tax situation regarding all tax-related matters.

For more information
For any questions regarding the supplemental tax forms, please contact your financial institution if your units are held in non-registered form. If your units are held in registered form, contact the Trustee and Transfer Agent, Computershare Trust Company of Canada, at 1-800-564-6253. For all other inquiries, please contact the Trust.

Further information on distributions paid by the Trust, including a tax summary of distributions paid since inception, is available on the Trust's Web site at www.cos-trust.com under investor information, distributions.

Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its 36.74 per cent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

RECEIVED
2007 MAR 16 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE
For immediate release

Syncrude to perform maintenance on Coker 8-3

Calgary, AB., March 13, 2007 (TSX – COS.UN) – Canadian Oil Sands Trust (the "Trust", "Canadian Oil Sands" or "we") today announced that Syncrude plans to perform maintenance on Coker 8-3 to remove coke residue build-up within the vessel. Following several weeks of analysis regarding the coker's performance, Syncrude believes this residue has led to fouling within the coker reactor, resulting in constrained production rates from the unit since late 2006. Syncrude anticipates that the work will occur during the second quarter of 2007.

Coker 8-3 is Syncrude's newest coker and came onstream in 2006 as part of the Stage 3 expansion. We had expected that a period of optimizing the performance of the new Stage 3 operating units would be required before we could ramp up to total productive capacity of 350,000 barrels per day, gross to Syncrude.

Syncrude is in the process of rescheduling the turnarounds for its original cokers with the turnaround planned for the fall of 2007 possibly being postponed to early 2008. The decision to proceed with the maintenance work on Coker 8-3 in the second quarter is expected to enable the coker to return to service at higher production rates, which will allow Syncrude to reduce throughput on the other cokers and thereby extend their run lengths. We expect the modifications to the new hydrogen plant steam generation system will be performed as planned in the fall of 2007, which should enable Syncrude to transition all of its production volumes to the higher Syncrude™ Sweet Premium quality level by the fourth quarter of this year.

Canadian Oil Sands is maintaining its current production estimate for Syncrude of 110 million barrels annually, or 40.4 million barrels net to the Trust. This estimate is based on quarterly production of: 27 million barrels in Q1, 23 million barrels in Q2, 30 million barrels in Q3, and 30 million barrels in Q4. This quarterly production outlook has been revised from the breakdown provided in our January 29, 2007 Guidance Document. We also have reduced the top end of our annual production range from 120 million barrels to 115 million barrels, gross to Syncrude, to reflect the reduced likelihood of achieving higher than expected operational reliability and stability. The low end of the range has been maintained at 105 million barrels as the possibility of an additional coker turnaround continues to exist, particularly given the uncertainty in postponing the fall 2007 turnaround. The current production range estimate, net to the Trust, is 39 to 42 million barrels.

Non-resident ownership declines to 33 per cent

Based on information from the statutory declarations by Unitholders, we estimate that, as of February 8, 2007 approximately 33 per cent of our Unitholders are non-Canadian residents with the remaining 67 per cent being Canadian residents. Canadian Oil Sands' Trust Indenture currently provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders, and posts the results of the declarations on its web site at www.cos-trust.com under investor information, frequently asked questions. This section of the web site and page 45 of the Management's Discussion and Analysis section of the Trust's 2005 annual report describe the Trust's steps for managing its non-Canadian resident ownership levels.

Canadian Oil Sands Trust provides a pure investment opportunity in the oil sands through its 36.74 per cent working interest in the Syncrude Project. Located near Fort McMurray, Alberta, Syncrude operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: In the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands"or the "Trust") Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected timing and impact of maintenance on Coker 8-3 and the other cokers as well as a hydrogen plant; the expected time to produce Syncrude™ Sweet Premium and the production outlook for 2007.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in any complex mining and upgrading operation, especially regarding technical difficulties relating to complex equipment such as cokers; labour disruptions and disputes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

END